

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

September 17, 2015

Brian Ross
Chief Executive Officer
Accelerize Inc.
20411 SW Birch Street, Suite 250
Newport Beach, California 92660

> **Re: Accelerize Inc.**
> **Registration Statement on Form S-3**
> **Filed September 10, 2015**
> **File No. 333-206868**

Dear Mr. Ross:

This is to advise you that we have not reviewed and will not review your registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the

Brian Ross
Accelerize Inc.
September 17, 2015
Page 2

Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the registered securities.

   Please contact me at (202) 551-3483 with any questions.

          Sincerely,

          /s/ Katherine Wray

          Katherine Wray
          Attorney-Advisor
          Office of Information Technologies
          and Services

cc: Robert V. Condon III, Attorney at Law
   Sullivan & Worcester LLP